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January 28, 2025

VIA EDGAR

Mr. Scott Stringer

Mr. Joel Parker
Ms. Taylor Beech

Ms. Mara Ransom

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDD Holdings Inc.
Form 20-F for the Fiscal Year Ended December 31, 2023
Response dated September 30, 2024
File No. 001-38591

Dear Mr. Stringer, Mr. Parker, Ms. Beech and Ms. Ransom,

On behalf of our client, PDD Holdings Inc. (the “Company”), we set forth below the Company’s responses to the comments contained in the letter dated January 2, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 25, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

Form 20-F for Fiscal Year Ended December 31, 2023

Our Company, page 3

1.	We note your response to comment 1. Please further revise your disclosure to clarify, as you do in your response, that despite their differentiated geographical coverage, Pinduoduo and Temu have the same value propositions and operational model, and both platforms serve merchants in China.

In response to the Staff’s comment, the Company respectfully undertakes to include the following disclosure under “Item 3. Key Information—Our Company” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Our Company

[…]

Temu was founded in September 2022 in Boston, Massachusetts, the United States. Following its initial launch in North America in September 2022, Temu expanded to Oceania and Europe in April 2023 and then to other countries and regions worldwide. As of the end of 2023, Temu was serving consumers in various countries and regions, including the United States, Germany, Japan, the United Kingdom, France, Italy and Canada. As a new initiative at an early stage of development, Temu aspires to become a global online platform dedicated to providing quality products to consumers at attractive prices. In partnership with a global network of logistics vendors and fulfillment partners, Temu empowers merchants with value-added services that enable~~s~~ a broader market reach.

Both Pinduoduo and Temu enable merchants to provide product listings for buyers to conveniently browse and order on the platforms. We help merchants streamline their manufacturing and operations, leading to more competitive prices and reduced waste, and use fun, interactive shopping experiences and competitive pricing to attract, engage and retain buyers and merchants. Despite their differentiated geographical coverage, Pinduoduo and Temu have the same value propositions and operational model. Currently, both platforms primarily serve merchants in China, assisting them in reaching consumers and growing their sales.

Our revenues primarily consist of (i) transaction services and (ii) online marketing services and others provided to third-party merchants who sell their products on our platforms. For the fiscal year ended December 31, 2023, substantially all of our revenues were derived from third-party merchants in China.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

2.	You list your headquarters as Dublin, Ireland, yet it appears all of your operations and customers are located in China. In addition, your Irish subsidiary appears to be a holding company in your Temu line of business. Please clarify.

The Company respectfully submits that the designation of its address at Dublin, Ireland (“Dublin Office”) as its principal executive offices in its 2023 Form 20-F was based on where the Company’s key decision-making activities took place. The Company began its global e-commerce platform in late 2022, and its leadership has since spent more time across the world to oversee business developments, make strategic decisions from a global perspective, and deepen their understanding of regulatory environments in different markets.

The Dublin Office is particularly well-suited for coordinating global operations due to its strategic time zone, which facilitates communication across Asia, Europe, and the Americas, as well as its English speaking environment. Additionally, Dublin is the home to many well-known tech companies’ headquarters for global operations. It offers access to a unique talent pool with experience in global technology companies and expertise in managing operations that require significant cross-time-zone coordination. Consequently, the Company’s leadership often made key management decisions at the Dublin Office. For instance, in 2023, the chairman of the Company’s board of directors, who also serves as the Company’s co-chief executive officer, held all board meetings at the Dublin Office, where critical management decisions were deliberated and made. The other members of the leadership also attended important meetings and made management decisions at the Dublin Office during the year.

Given the Dublin Office’s role as a convenient and central location for coordinating the Company’s rapidly evolving global operations during this new phase of development, the Company designated this address as its principal executive offices in its 2023 Form 20-F.

Risks Related to Our Multi-jurisdictional Operations, page 9

3.	We note your revised disclosure in response to comment 9 and reissue our comment in part. Pages 9 and 43 still include references to “multiple jurisdictions” with respect to disclosure that was previously focused on risks related to the PRC government. Remove the mitigating language and discuss plainly and directly the risks relating to doing business in China, separate from the risks you may face in other jurisdictions.

In response to the Staff’s comment, the Company respectfully proposes to revise “Item 3. Key Information—D. Risk Factors” by separating the current section entitled “Risks Related to our Multi-jurisdictional Operations” into two sections, respectively entitled “Risks Related to our Multi-jurisdictional Operations” and “Risks Related to Doing Business in China,” and disclosing all China-specific risks under “Risks Related to Doing Business in China.” Set out below are the headings of the China-specific risk factors that the Company intends to disclose under the new subsection entitled “Risks Related to Doing Business in China,” subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

•	The regulatory environment in China is complex and evolving, which could adversely affect us.

•	We may be adversely affected by the complexity and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

•	The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.

•	Discontinuation of any preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

•	You may experience difficulties in effecting service of legal process, enforcing judgments or bringing actions in China against us or our management named in the annual report based on non-PRC laws.

•	We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

•	PRC regulations on loans to and direct investment in mainland China entities may delay or prevent us from using the proceeds of any financing conducted outside of mainland China to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

•	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

•	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

•	PRC regulations relating to overseas investment activities by mainland China residents may limit our subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under PRC laws.

•	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

•	Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

•	If we are classified as a mainland China resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders or ADS holders.

•	We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-resident holding companies.

•	Under PRC laws, the approval of or filing with the CSRC or other PRC government authorities may be required in connection with our previous or future offerings, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

•	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

•	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•	It may be difficult for non-PRC regulators to conduct investigations or collect evidence within China.

In addition, the Company respectfully proposes to revise the following risk factors, which will remain under “Item 3. Key Information—Risk Factors—Risks Related to Our Multi-jurisdictional Operations,” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

“Risks Related to Our Multi-jurisdictional Operations

Our global operations expose us to a number of risks.

We began our business operations in multiple jurisdictions through the launch of the Temu platform in September 2022. As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are also subject to a variety of risks inherent in doing business on the global scale, including:

•	[…]

As we expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our business and operations globally may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations. These risks may differ from those associated with doing business in the PRC. For a detailed discussion of the risks related to operations in the PRC, both generally and specifically, please refer to the risk factors set out under “—Risks Related to Doing Business in China.”

[…]

Changes in U.S. and international trade policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities~~,~~—particularly with regard to China—may adversely impact our business and operating results. In addition, any factors that reduce cross-border e-commerce or make such trade activities more difficult could harm our business.

There have been heightened tensions in international relations in recent years, particularly with regard to China, which has resulted in and may continue to cause changes in international trade policies and additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it difficult to predict future developments regarding tariffs and other trade restrictions. ~~For example~~ In particular, the tensions between the United States and China in recent years have led to additional or higher tariffs imposed by the United States on certain products imported from China and restrictions on the sale of certain products into the United States. Such trade tensions may escalate further. Any unfavorable future actions or escalations by either the United States or China, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our services, or prevent merchants on our Temu platform from being able to sell products in the United States. In addition, ~~We~~we operate in a number of countries and regions around the world. Tariffs and other restrictions imposed by any country or region we serve could affect our business and financial condition. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could restrict our and our merchants’ ability to source and sell products to the global markets, could increase our costs or reduce the competitiveness of the prices of products offered on our platforms and could affect our and our merchants’ ability to timely ship and deliver products to our buyers, any of which could harm our business, financial condition, and results of operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

[…]”

To reflect the foregoing changes, the Company respectfully proposes to revise the summary of risk factors in “Item 3. Key Information” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“Summary of Risk Factors

[…]

Risks Related to Our Multi-jurisdictional Operations

We are ~~also~~ subject to risks and uncertainties associated with having a business presence in multiple jurisdictions~~, including the PRC and the United States~~. These risks and uncertainties include, but are not limited to, the following:

•	[…]

•	Changes in U.S. and international trade policies, escalations of tensions in international relations, and increased scrutiny from customs and other authorities~~,~~—particularly with regard to China—may adversely impact our business and operating results. In addition, any factors that reduce cross-border e-commerce or make such trade activities more difficult could harm our business.

Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

•	The laws and regulations governing the internet industry in China, as well as the application and interpretation of some of them, are relatively new and quickly evolving, and they have been applied and interpreted for only a short period of time. If we fail to meet or comply with requirements under the applicable laws and regulations, it could result in a material change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to ~~Our Multi-jurisdictional Operations~~ Doing Business in China—The regulatory environment in China is complex and evolving, which could adversely affect us” and “—We may be adversely affected by the complexity and changes in the PRC’s regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

•	The PRC government’s authority in regulating our operations, our offerings of securities and investment in us could limit our ability or prevent us from conducting future offerings of securities to investors, which may cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to ~~Our Multi-jurisdictional Operations~~ Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material change in our operations and the value of our ADSs.”

•	Cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC laws and regulations related to currency conversion. To the extent cash in our business is in mainland China, such cash may not be available to fund operations or for other use outside of mainland China due to regulatory restrictions and limitations on currency conversion, cross-border transactions and cross-border capital flows. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries, the VIE and its subsidiaries to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to ~~Our Multi-jurisdictional Operations~~ Doing Business in China—We may rely on distributions and advances paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

•	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in mainland China or Hong Kong. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to ~~Our Multi-jurisdictional Operations~~ Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China or Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our ADSs

•	[…]”

Directors and Senior Management, page 99

4.	We note your response to comment 14. Please revise to include the information provided in your response in your disclosure, including that the appointment of Mr. Lei Chen as an executive director is unrelated to the PDD Partnership’s rights and functions, and clarify how many limited partners are currently in the PDD Partnership.

In response to the Staff’s comment, the Company respectfully undertakes to include the following disclosure under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:

“PDD Partnership

[…]

Nomination and Election of Partners

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

Partners will be elected annually through a nomination process, whereby any existing partner may propose candidates to the partnership committee (the “Partnership Committee”), which reviews the nomination and proposes candidates to the entire partnership for election. Election of new partners requires the affirmative vote of at least 75% of all the partners. In order to be elected a partner, the partner candidate must meet certain quality standards including, among other things, a high standard of personal character and integrity, continued service as a director, officer or employee with our company for no less than five years (or a shorter period before our company reaches a five-year operating history), a consistent commitment to our company’s mission, vision and values as well as a track record of contribution to our business.

In order to align the interests of partners with the interests of shareholders, the Partnership Committee may require a partner to maintain a meaningful level of equity interests in our company during his or her tenure as a partner. The specific level of equity interests to be maintained shall be determined by the Partnership Committee from time to time.

The PDD Partnership’s major rights and functions, such as its right to appoint the executive director to our board and CEO nomination right, will not become effective until the PDD Partnership consists of no less than five limited partners (the “Partnership Condition”). Currently, there are fewer than five limited partners in the PDD Partnership. As such, these rights and functions have yet to come into effect~~.~~, and the PDD Partnership currently cannot appoint executive directors. The appointment of Mr. Lei Chen as an executive director is unrelated to the PDD Partnership’s exercise of its rights and functions.

[…]”

Note 2. Summary of Significant Accounting Policies

(x) Segment Reporting, page F-23

5.	We note your response to prior comment 16 and that your CODM regularly reviews trends in operating metrics, revisits, assesses, and adjusts significant strategic and operational matters, and makes resource adjustments as needed. You also indicate certain financial information can be disaggregated. Please tell us:

•	What financial information is provided to the CODM on a disaggregated basis (e.g., Pinduoduo, Temu, Duo Duo Grocery), the frequency it is provided, and how it is used by the CODM. Clarify if the disaggregated revenue noted in your response is provided to the CODM. Provide quantification of any disaggregated expense information.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

The Company respectfully advises the Staff that the CODMs receive and review a reporting package on a quarterly basis. This package encompasses consolidated financial information and consolidated operational metrics.

Except for the consolidated financial information as disclosed in the Company’s annual report on Form 20-F and earnings release filed under 6-K, the CODMs are not provided with any financial information on a disaggregated basis by platform (e.g. Pinduoduo, Temu, Duo Duo Grocery) or on any other disaggregated basis.

The disaggregated revenue noted in our last response is not provided to the CODMs. As many merchants operate across platforms, the CODMs consider the number of active merchants and their demand for the Company’s services as a whole and evaluate the consolidated revenue across platforms.

In response to the Staff’s request for quantification of any disaggregated expense information, the Company respectfully advises the Staff that it does not provide disaggregated expense information to the CODMs for review and resource allocation. The CODMs consider expenses on a consolidated basis to ensure alignment with the consolidated revenue across platforms and a holistic assessment of the Company’s financial performance.

•	What operating metrics are provided to the CODM, whether they are provided on a consolidated or disaggregated basis, the frequency they are provided, and how they are used by the CODM. Provide examples of how such operating metrics are used to allocate resources and assess performance. For example, how are they used to allocate resources for advertising expenses and incentive programs.

The CODMs are provided with the consolidated operating metrics across platforms on a quarterly basis. The CODMs focus on two key consolidated operating metrics that represent the scale and revenue performance of the Company’s operations, namely (1) number of active merchants and (2) revenue per active merchants.

To better understand the fluctuation of these key operating metrics, the CODMs are also provided with certain supplementary consolidated operating data, including the number of stock-keeping units, the number of orders, transaction values of orders, active buyers and consumer satisfaction rates.

As outlined in the last response, the Company is organized by the following business functions: product development, business operation, finance, and legal and other corporate functions. The Company’s resource allocation and performance assessment follows the same structure.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 28, 2025

For example, set out below are how our CODMs review key operating metrics to allocate resources and assess performance for advertising expenses and incentive programs:

•	The CODMs set objectives for key metrics on a consolidated basis, which primarily comprise revenue, number of active merchants and revenue per active merchant taking into consideration the Company’s historical operational results and other factors, such as macroeconomic trends and competition landscape.

•	In pursuit of achieving the key metrics objectives set by the CODMs, the business operation leader is responsible for developing branding and marketing strategies along with budget requests. The business operation leader’s proposal, along with those from other business functions, form the overall plan, which are then submitted to CODMs for approval.

•	The CODMs evaluate the overall plan with reference to periodic consolidated financials as well as the anticipated contribution to the key metrics objectives. The CODMs focus on the alignment of the functional plans with the overall objectives and strategies. When determining resources to be allocated to advertising and marketing, the CODMs consider how these initiatives can grow the merchant base and increase revenue. The CODMs also have to ensure that the marketing strategy aligns with and integrates effectively with other functional plans, driving optimal overall results. The CODMs evaluate growth to ensure it does not compromise the user experience, thereby supporting the sustainable development of the business. They would reference consumer satisfaction rates related to the purchasing experience, as well as the number of stock-keeping units available, to assess the variety of product options for consumers. Based on this evaluation, the CODMs approve or adjust the overall action plan and determine the resources allocated to each business function. The business operation leader then determines the resources for the specific advertising or incentive programs, taking into consideration factors such as seasonal trends and target audiences to maximize impact and optimize the cost-benefit ratio.

•	Performance is assessed based on the effectiveness and efficiency of business function leaders in executing the overall action plan. Specifically, the CODMs assess outcomes achieved against the set objectives for key consolidated metrics, such as revenue and merchant activity.

•	What disaggregated financial information and operating metrics are provided to the Board of Directors.

The Company respectfully advises the Staff that neither disaggregated financial information nor disaggregated operating metrics are provided to the Board of Directors.

*           *          *

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

/s/ Yuting Wu
Yuting Wu

cc:	Lei Chen, Chairman of the Board of Directors and Co-Chief Executive Officer, PDD Holdings Inc.
Jiazhen Zhao, Executive Director and Co-Chief Executive Officer, PDD Holdings Inc.
Harry Han, Partner, Ernst & Young Hua Ming LLP